[Letterhead of The Carlyle Group L.P.]

January 14, 2014

VIA EDGAR

Re:	The Carlyle Group L.P.

Registration Statement on Form S-3

File No. 333-192934

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Carlyle Group L.P. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington, D.C. time, on January 20, 2014, or as soon thereafter as practicable. We request that we be notified of such effectiveness by telephone call to Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP, at (212) 455-3986.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

The Carlyle Group L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel & Managing Director